UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Creative Medical Technology Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

22529Y 101

(CUSIP Number)

Timothy Warbington

2017 W Peoria Avenue

Phoenix, AZ 85029

(833) 336-7636

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 17, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Timothy Warbington i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 6,466,667 SHARES
	8	shared voting power 72,955,661 SHARES
	9	sole dispositive power 6,466,667 SHARES
	10	shared dispositive power 72,955,661 SHARES
11	aggregate amount beneficially owned by each reporting person 79,422,328 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 10.1%
14	type of reporting person* IN

1	name of reporting person Creative Medical Health, Inc. i.r.s. identification no. of above person (entities only) EIN 45-3715583
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization DELAWARE
number of shares beneficially owned by each reporting person with	7	sole voting power 0 SHARES
	8	shared voting power 72,955,661 SHARES
	9	sole dispositive power 0 SHARES
shared dispositive power 72,955,661 SHARES
11	aggregate amount beneficially owned by each reporting person 72,955,661 SHARES
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 9.3%
14	type of reporting person* HC

PRELIMINARY STATEMENT

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D (the “Initial Statement”) filed by Timothy Warbington (“Mr. Warbington”) and Creative Medical Health, Inc., a Delaware corporation, (“CMH” and together with Mr. Warbington, the “Reporting Persons”) with the Securities and Exchange Commission on June 6, 2016, as amended and filed on or about February 6, 2017, May 18, 2017, and April 13, 2018, with respect to the shares of common stock, par value $0.001 per share (the “Shares”), of Creative Medical Technology Holdings, Inc., a Nevada corporation (the “Issuer”). This Amendment reports the acquisition of 4,444,444 shares of common stock by CMH on October 17, 2018, in conversion of debt in the amount of $100,000 owed by a related party or $0.0225 per share. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meaning herein as are ascribed to such terms in the Initial Statement, as amended. Except as set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The following items of the Initial Statement, as amended, are hereby amended and restated as follows:

Item 3. Source and Amount of Funds or Other Consideration

On November 17, 2017, CMH entered into a Management Reimbursement Agreement with Creative Medical Technology Holdings, Inc., a subsidiary of CMH (“CELZ”), and its operating subsidiary, Creative Medical Technologies, Inc. (“CMT”), whereby CMT agreed to reimburse CMH for the services of certain employees and consultants of CMH for services performed by these individuals for CELZ or CMT. On October 17, 2018, the parties converted $100,000 of the reimbursement amounts owed by CMT to CMH into 4,444,444 shares of common stock of CELZ.

Item 5. Interest in Securities of the Issuer.

(a) and (b). Pursuant to Rule 13d-3(a), as of August 31, 2018, the Issuer had 784,794,117 shares of Common Stock issued and outstanding as reported in the Issuer’s Current Report on Form 10-Q, filed with the Commission on August 31, 2018. Of the total shares beneficially owned by the Reporting Persons, (i) Mr. Warbington beneficially owns 79,422,328 shares of Common Stock (which includes 72,955,661 shares of Common Stock owned by CMH), which constitutes approximately 10.1% of the outstanding shares of the Issuer; and (ii) CMH beneficially owns 72,955,661 shares of Common Stock (which includes 30,000 shares issuable upon exercise of outstanding warrants), which constitutes approximately 9.3% of the outstanding shares of the Issuer. Mr. Warbington shares beneficial ownership of 72,955,661 shares with CMH of which he has voting control of the shares.

(c)       Except as reported herein, the Reporting Persons did not effect any transactions in the Issuer’s common stock in the last 60 days.

(d)       Other than the Reporting Persons, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares that are the subject of this statement.

(e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 17, 2018, CMH and CELZ agreed to convert $100,000 of debt owed by CMT to CMH into 4,444,444 shares of common stock of CELZ.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2018	/s/ Timothy Warbington
Timothy Warbington

Creative Medical Health, Inc.

Dated: October 17, 2018	By:	/s/ Timothy Warbington
Timothy Warbington, CEO